UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 17, 2019 (June 14, 2019)

Array BioPharma Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-16633	84-1460811
(State or other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

3200 Walnut Street

Boulder, Colorado 80301

(Address of principal executive offices, including Zip Code)

(303) 381-6600

(Registrant’s telephone number, including area code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☐     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	ARRY	Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01     Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On June 14, 2019, Array BioPharma Inc., a Delaware corporation (“Array”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Pfizer Inc., a Delaware corporation (“Pfizer”), and Arlington Acquisition Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pfizer (“Purchaser”).

Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Purchaser will commence a tender offer (the “Offer”) no later than June 28, 2019 to acquire all of the outstanding shares of common stock of Array, $0.001 par value per share (the “Shares”), at an offer price of $48.00 per Share in cash (the “Offer Price”), net to the seller without interest thereon and subject to any withholding of taxes.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there shall have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares, if any, beneficially owned by Pfizer and affiliated entities, represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (calculated on a fully-diluted basis) (the “Minimum Condition”); (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and receipt of merger control clearance, or confirmation that no merger control filing is required, from the competition authorities in Germany and Austria (the “Foreign Antitrust Approvals”); and (iii) those other conditions set forth in Annex I to the Merger Agreement (collectively, the “Offer Conditions”).

The Offer will initially expire at one minute after 11:59 p.m. Eastern Time on the date that is twenty (20) business days following the commencement of the Offer, unless otherwise agreed to in writing by Pfizer and Array. The expiration date may be extended: (i) if, as of the then-scheduled expiration date, any Offer Condition is not satisfied and has not been waived by Purchaser or Pfizer, to the extent waivable by Purchaser or Pfizer, Purchaser may, in its discretion (and without the consent of Array or any other Person), extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; (ii) Purchaser shall, and Pfizer shall cause Purchaser to, extend the Offer from time to time for: (A) any period required by any legal requirement, any interpretation or position of the Securities and Exchange Commission (the “SEC”), the staff thereof or Nasdaq applicable to the Offer; and (B) periods of up to ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any foreign antitrust or competition-related legal requirement shall have expired or been terminated; and (iii) if, as of the scheduled expiration date, any Offer Condition is not satisfied and has not been waived, at the request of Array, Purchaser shall, and Pfizer shall cause Purchaser to, extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied. In no event shall Purchaser: (1) be required to extend the Offer beyond the earlier to occur of the valid termination of the Agreement and the End Date (as defined below) (such earlier occurrence, the “Extension Deadline”); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Array. Purchaser shall not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of Array.

Subject to the satisfaction or waiver by Purchaser or Pfizer of the Offer Conditions, Purchaser will (i) promptly after (and in any event no later than the first business day after) the expiration date of the Offer accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”) and (ii) promptly after (and in any event no later than the second business day after) the Offer Acceptance Time pay for such Shares.

As soon as practicable following the acceptance of Shares pursuant to the Offer and upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Section 251(h) of the Delaware General Corporation Law, Purchaser will merge with and into Array, with Array surviving as a wholly owned subsidiary of Pfizer (the “Merger”), without a meeting or vote of stockholders of Array. At the effective time of the Merger (the “Effective Time”), the Shares not purchased pursuant to the Offer (other than Shares held by Array, Pfizer, Purchaser, any subsidiary of Pfizer, any wholly owned subsidiary of Array or by stockholders of Array who have perfected their statutory rights of appraisal under Delaware law) will each be converted into the right to receive the Offer Price, in each case without interest thereon and subject to any withholding of taxes.

In addition, at the Effective Time, each compensatory option to purchase Shares (a “Company Option”) that is then outstanding and unexercised, whether or not vested and which has a per share exercise price that is less than the Offer Price (each, an “In the Money Option”), will be cancelled and converted into the right to receive a cash payment equal to (i) the excess, if any, of (A) the Offer Price over (B) the exercise price payable per Share under such In the Money Option, multiplied by (ii) the total number of Shares subject to such In the Money Option immediately prior to the Effective Time.

At the Effective Time, each Company Option other than an In the Money Option that is outstanding and unexercised, whether or not vested, will be cancelled with no consideration payable in respect thereof.

At the Effective Time, each restricted stock unit with respect to Shares (a “Company RSU”), whether or not vested, will be entitled to receive a cash payment equal to the product of (i) the Offer Price and (ii) the number of Shares subject to such Company RSU.

The Merger Agreement includes representations, warranties and covenants of the parties customary for a transaction of this nature. Among other things, until the earlier of the termination of the Merger Agreement or the Effective Time, Array has agreed to operate its business in the ordinary course consistent with past practice and has agreed to certain other operating covenants, as set forth more fully in the Merger Agreement. The Merger Agreement also prohibits Array’s solicitation of proposals relating to alternative transactions and restricts Array’s ability to furnish information to, or participate in any discussions or negotiations with, any third party with respect to any such transaction, subject to certain limited exceptions.

The Merger Agreement also contains termination provisions for both Array and Pfizer and further provides that, upon termination of the Merger Agreement under specified circumstances, including termination by Array to accept and enter into a definitive agreement with respect to an unsolicited superior offer, Array will be required to pay a termination fee of $400,000,000 (the “Termination Fee”). A superior offer includes a written proposal pursuant to which a third party would acquire 50% or more of the assets of Array or the outstanding common stock of Array, on terms that the board of directors of Array in its good faith judgment (after consultation with outside legal counsel and its financial advisor) determines would, if consummated, be more favorable to Array’s stockholders (solely in their capacity as such) from a financial point of view than the terms of the Offer and the Merger and is reasonably likely to be completed on the terms proposed, taking into account relevant factors, including legal, regulatory, financing factors and certainty of the consummation of the transactions. Any termination of the Merger Agreement by Array in connection with a superior offer is subject to certain conditions, including Array’s compliance with certain procedures set forth in the Merger Agreement and a determination by the board of directors of Array that the failure to take such action would be inconsistent with their fiduciary duties to Array’s stockholders under applicable law, payment of the Termination Fee by Array and the concurrent execution of a definitive agreement between Array and such third party.

In addition, either Array or Pfizer may terminate the Merger Agreement, at any time prior to the time Purchaser accepts the Shares tendered pursuant to the Offer for payment, if the Merger has not been consummated prior to midnight, Eastern Time, on October 14, 2019 (the “End Date”). If, on the End Date, all Offer Conditions, other than those conditions relating to (i) expiration or termination of the waiting period under the HSR Act or (ii) Foreign Antitrust Approvals, have been satisfied or waived by Pfizer or Purchaser, then the End Date shall automatically be extended by a period of six (6) months.

Additional Information

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Exhibit 2.1 to this report and incorporated herein by reference.

The Merger Agreement and the foregoing description have been included to provide investors and stockholders with information regarding the terms of the Merger Agreement. They are not intended to provide any other factual information about Array. The representations, warranties and covenants contained in the Merger Agreement were or will be made only as of specified dates for the purposes of the Merger Agreement, were (except as expressly set forth therein) solely for the benefit of the parties to such agreements and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing descriptions, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC. Investors are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the agreements, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Notice to Investors and Security Holders

The Offer referred to in this Current Report on Form 8-K (the “Current Report”) has not yet commenced. The description contained in this Current Report is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Pfizer and Purchaser will file with the SEC. The solicitation and offer to buy Shares will only be made pursuant to an offer to purchase and related tender offer materials. At the time the Offer is commenced, Pfizer and Purchaser will file a tender offer statement on Schedule TO and thereafter Array will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.  The offer to purchase, the related letter of transmittal and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Pfizer or Array. Copies of the documents filed with the SEC by Array will be available free of charge on Array’s internet website at http://investor.arraybiopharma.com/sec-filings or by contacting Array’s Investor Relations Department at (303) 381-6600. Copies of the documents filed with the SEC by Pfizer will be available free of charge on Pfizer’s internet website at https://investors.pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323.

In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents, as well as the solicitation/recommendation statement, Array, Pfizer and Purchaser will each file annual, quarterly and current reports with the SEC.  You may read and copy any reports or other information filed by Pfizer or array at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Array’s and Pfizer’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward Looking Statements

The information contained in this Current Report is as of June 17, 2019. Array assumes no obligation to update forward-looking statements contained in this Current Report as the result of new information or future events or developments.

This Current Report contains forward-looking information related to Pfizer, Array and the proposed acquisition of Array by Pfizer that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this document and the accompanying exhibits include, among other things, statements about the potential benefits of the proposed acquisition, anticipated royalties, earnings dilution and accretion, and growth, Pfizer’s and Array’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Pfizer and Array, the BRAF/MEK combination and Array’s other pipeline and portfolio assets, the anticipated timing of closing of the proposed acquisition and expected plans for financing the proposed acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of Array’s stockholders will tender their shares in the tender offer and the possibility that the acquisition does not close; the possibility that competing offers may be made; risks related to obtaining the requisite consents to the acquisition, including, without limitation, the timing (including possible delays) and receipt of regulatory approvals from various governmental entities (including any conditions, limitations or restrictions placed on these approvals and the risk that one or more governmental entities may deny approval); risks related to the ability to realize the anticipated benefits of the proposed acquisition, including the possibility that the expected benefits and accretion from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Pfizer’s common stock, Pfizer’s credit ratings and/or Pfizer’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as the possibility of unfavorable new clinical data and further analyses of existing clinical data; the risk that clinical trial data are subject to differing interpretations and assessments by regulatory authorities; whether regulatory authorities will be satisfied with the design of and results from Pfizer’s and Array’s clinical studies; whether and when drug applications may be filed in any jurisdictions for any potential indication for the BRAF/MEK combination or any other of Pfizer’s or Array’s pipeline assets; whether and when any such applications may be approved by regulatory authorities, which will depend on myriad factors, including making a determination as to whether the product’s benefits outweigh its known risks and determination of the product’s efficacy and, if approved, whether any such products will be commercially successful; decisions by regulatory authorities impacting labeling, manufacturing processes, safety and/or other matters that could affect the availability or commercial potential of any such products; and competitive developments.

A further description of risks and uncertainties relating to Array can be found in Array’s Annual Report on Form 10-K for the fiscal year ended June 30, 2018, and in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.arraybiopharma.com.

Item 5.02     Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

In connection with approving Array’s entry into the Merger Agreement and the transactions contemplated thereby, but prior to the execution of the Merger Agreement, the board of directors also approved changes to certain of the compensation arrangements with the following executive officers of Array:  Mr. Ron Squarer, Array’s Chief Executive Officer, Mr. Andrew Robbins, Array’s Chief Operating Officer, Mr. Jason Haddock, Array’s Chief Financial Officer, Dr. Victor Sandor, Array’s Chief Medical Officer, and Dr. Nicholas Saccomano, Array’s Chief Scientific Officer.  The board of directors approved (by amendment to the terms of existing employment agreements): (i) cash severance equal to 1.5 times (two times for Mr. Squarer pursuant to the terms of his existing employment agreement) the sum of the executive’s base salary and annual target bonus amount payable on a termination of employment without cause or for good reason, using the previously approved base salary and annual target bonus levels that would go into effect in the ordinary course in October 2019 and (ii) 18 months of Company paid COBRA premiums (24 months for Mr. Squarer).  The board of directors also approved, prior to the execution of the Merger Agreement, the reimbursement for excise taxes under Section 4999 of the Internal Revenue Code (the “Code”) so that on a net after-tax basis the executive would be in the same position as if no such excise tax had applied to him (Mr. Squarer is already entitled to such reimbursement pursuant to the terms of his existing employment agreement), subject to the following: (x) the executive will be eligible for reimbursement only if “parachute payments” (within the meaning of Section 280G of the Code) exceed 110% of 2.99 times the executive’s “base amount,” within the meaning of Section 280G(b)(3) of the Code (otherwise parachute payments will be reduced to 2.99 times the executive’s “base amount”) and (y) the aggregate reimbursement for all employees, including the reimbursement for the executive officers listed above, will not exceed $15.5 million, and certain further limitations on reimbursement for each executive officer may apply.

Prior to the execution of the Merger Agreement, the board of directors also approved a cash retention pool for certain employees of Array, including the executive officers listed above.  Pursuant to the retention pool, Messrs. Squarer, Robbins, and Haddock, and Drs. Sandor and Saccomano received a retention award opportunity, based on the grant date value of the equity awards that were expected to be granted in December 2019, in an amount equal to $10,146,500, $4,618,100, $2,292,600, $4,618,100, and $2,292,600, respectively.  Each executive’s award will vest 25% at the Effective Time, 37.5% on the six-month anniversary of the Effective Time and 37.5% on the twelve-month anniversary of the Effective Time, in each case, subject to the executive’s continued employment through such dates.  Payment will also be made upon the executive’s earlier termination of employment by Array without cause, due to death or disability, or by the executive for good reason, subject to the executive's execution of a release of claims.

The compensation and benefits as described above are contingent on, and subject to, documentation of the foregoing arrangements and on each executive’s agreement to noncompetition covenants that will apply during employment and for 24 months (12 months in the case of Mr. Sandor) following the termination of the executive’s employment for any reason. The conditions described in this paragraph are requirements under the Merger Agreement.

Item 5.03     Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On June 15, 2019, the board of directors adopted an amendment to Array’s existing Amended and Restated Bylaws (the “Bylaws”) by adding a new Section 7.7 containing a forum selection provision (the “Amendment”). The Amendment provides that, unless Array consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Array; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder, employee or agent of Array to Array or Array’s stockholders; (iii) any action asserting a claim against Array or any director, officer, stockholder, employee or agent of Array arising out of or relating to any provision of the Delaware General Corporation Law or Array’s Certificate of Incorporation or Bylaws; or (iv) any action asserting a claim against Array or any director, officer, stockholder, employee or agent of Array governed by the internal affairs doctrine of the State of Delaware. In the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein.

This summary is qualified in its entirety by reference to the Amendment to the Bylaws, dated as of June 15, 2019, and filed as Exhibit 3.1 hereto and incorporated by reference herein.

Item 8.01     Other Events.

On June 17, 2019, Array and Pfizer issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01     Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated June 14, 2019, among Array BioPharma Inc., Pfizer Inc. and Arlington Acquisition Sub Inc.*

3.1	Amendment to the Amended and Restated Bylaws of Array BioPharma Inc., dated June 15, 2019

99.1	Joint Press Release, dated June 17, 2019

*Schedules to the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K.  The registrant will furnish copies of any such schedules to the U.S. Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Array BioPharma Inc.

By:	/s/ Jason Haddock
Jason Haddock
Chief Financial Officer

Dated:  June 17, 2019